Mail Stop 4720   September 8, 2009

By U.S. Mail and Facsimile to: 610-603-2082
Robert Davis
President and Chief Executive Officer
1240 Broadcasting Road
Wyomissing, PA 19610

> **Re: Vist Financial Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 000-14555**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year Ended December 31, 2008

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 30

1.   We note that you performed your annual goodwill impairment test during the fourth quarter of 2008 and determined that goodwill was not impaired. We also note that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please advise us whether you have performed an interim impairment test subsequent to year-end. If not, please

explain how you analyzed the difference between your market capitalization and book value to conclude that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

2.   With respect to your annual goodwill impairment test performed in the fourth quarter of 2008, please provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill. Please also specifically identify which reporting units required the second step of impairment testing, if any.

Risk Elements

Provision and Allowance for Loan Losses, page 48

3.   We note your disclosure here and at various other points in the filing that discusses analyses you performed related to the allowance for loan losses in terms of determining the amount of "possible" or "potential" losses in the loan portfolio. Please revise your future filings to confirm that your allowance for loan losses represents your best estimate of "probable" losses inherent in your loan portfolio consistent with the guidance set forth in SFAS 5 and SFAS 114. Refer to Section II.P.1 of the Division of Corporation Finance's *Current Accounting and Disclosure Issues* (which is available on our web-site) for more information.

Loan Policy and Procedure, page 50

4.   Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Notes to Consolidated Financial Statements

Note 4 – Securities Available for Sale and Securities Held to Maturity, page 75

5. We note that you classify your investment in FHLB stock as restricted stock within available for sale securities. Tell us how you considered the guidance in paragraph 12.26 of the AICPA Audit & Accounting Guide for Depository and Lending Institutions which states that FHLB stock should not be shown with securities accounted for under SFAS 115. Please advise or revise your future filings to separately classify these investments outside of SFAS 115 securities.

Note 16 – Financial Instruments with Off-Balance Sheet Risk, page 93

6. We note your disclosure on pages 94-95 that you have entered into three interest rate swaps related to your junior subordinated debentures, two of which are classified as a cash flow hedge and the other classified as a fair value hedge. Please tell us how you determined that these hedging relationships qualify for hedge accounting under SFAS 133 given that you elected to carry your junior subordinated debentures at fair value under SFAS 159. Refer to paragraphs 21(c) and 29(d) of SFAS 133. In addition, explain how you calculated the unrealized gain/(loss) reported in Accumulated Other Comprehensive Income related to your cash flow hedge and clarify where the unrealized gain/(loss) associated with your junior subordinated debentures is reported in your financial statements.

7. As a related matter, please tell us how you determined that it was appropriate to record the interest rate swaps entered into in September 2008 in your financial statements as of December 31, 2008 given that the effective date of these swaps was not until February and March 2009. In your response, please clarify your use of the term "effective date."

Item 11. Executive Compensation

8. In future filings, revise the CD&A disclosure to more clearly distinguish between the factors that determine salary and equity compensation. Although you state salary is set to "reflect current market wage/salary," you also state that "base compensation should be influenced by both qualitative and quantitative goals." Revise to reconcile or clarify how salary is determined and how that is distinguished from determination of bonus and equity compensation.

9. We note the performance metrics used to award compensation. In future filings, disclose the actual target and the actual performance obtained for each target. For

example, you disclose that return on assets is a performance metric, but you do not disclose either the target ROA or the achieved ROA.

Item 13. Certain Relationships and Related Transactions

In future filings, please state, if true, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for <u>comparable **loans** with **persons not related** to the lender</u>. For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 1 – Financial Statements

Notes to Unaudited Consolidated Financial Statements, page 10

General

10.   Please revise to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note 8 – Recently Issued Accounting Standards, page 15

11.   Your disclosure on page 16 indicates that you adopted FSP FAS 115-2 and FAS 124-2 in the interim period ending on June 30, 2009 with no material impact. It is not clear to us how you have complied with the presentation and disclosure requirements set forth in this FSP based on the following:

- Your current income statement presentation of the $322,000 other-than-temporary impairment ("OTTI") charge does not appear to comply with the presentation requirements set forth in paragraphs 35 – 36 of the FSP;

- It is not clear whether the entire $322,000 OTTI recognized during the quarter ended June 30, 2009 was credit-related or whether a portion was attributable to other factors. Your current presentation includes the entire OTTI charge in both earnings (as presented in your Statement of Operations on page 5) and other comprehensive income (as disclosed in Note 3);

- It is not clear how your disclosure on page 20 regarding how you evaluate investment securities for OTTI (particularly your consideration of intent and ability to hold) is consistent with the guidance set forth in paragraphs 20 – 22 of the FSP; and

- It does not appear that you have provided any of the disclosures required by paragraphs 38 – 43 of the FSP.

Please advise or revise your June 30, 2009 Form 10-Q as necessary.

12. As a related matter, please revise the notes to your financial statements to provide the disclosures required by paragraphs 19 – 22 of SFAS 115 and paragraph 17 of FSP FAS 115-1 and 124-1, as such disclosures are required for interim as well as annual periods. Please ensure that these disclosures are provided by *major security type* as required by paragraph 39 of FSP FAS 115-2 and 124-2.

Note 9 – Fair Value Measurements and Fair Value of Financial Instruments, page 17

13. We note your disclosures on page 21 that the fair value of impaired loans is determined based on appraisals but that appraised values may be discounted based on your historical knowledge, changes in market conditions and/or your expertise and knowledge of the client and client's business. Please revise to provide the following enhanced disclosures with respect to your impairment measurements for collateral-dependent loans:

- The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your

> policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
> - In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and
> - For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Other Non-Interest Income, page 26

14. We note your disclosure on page 27 that the $322,000 OTTI charge recognized during the quarter ended June 30, 2009 was related to one of your trust preferred investment securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Financial Condition – Allowance for Loan Losses, page 29

15.   We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. Please revise your disclosure to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses. Further, provide a more robust discussion explaining the causal factors that you attribute to the increase in nonperforming loans, particularly in your real estate loan portfolio.

Item 4 – Controls and Procedures, page 36

16.   Please advise us as to how you were able to conclude that your disclosure controls and procedures were effective as of June 30, 2009 in light of the fact that you omitted several required disclosures from your quarterly report. Refer to comments 8 – 10 above.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at 202-551-3426 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Advisor